Exhibit 12

      PHILLIPS PETROLEUM COMPANY AND CONSOLIDATED SUBSIDIARIES
                          TOTAL ENTERPRISE
          Computation of Ratio of Earnings to Fixed Charges

                                                  Millions of Dollars
                                         ------------------------------------
                                               Years Ended December 31
                                         ------------------------------------
                                         1993    1992    1991    1990    1989
                                         ------------------------------------
                                                     (Unaudited)
Earnings Available for
  Fixed Charges:
    Income before income taxes,
      extraordinary items and
      cumulative effect of changes
      in accounting principles           $538     511     451   1,187     536

    Equity in undistributed earnings
      of less-than-fifty-percent-
      owned companies                       9      (3)      1       7      (6)

    Fixed charges, excluding
      capitalized interest and the
      portion of the preferred dividend
      requirements of a subsidiary not
      previously deducted from income*    358     438     631     665     758
                                         ------------------------------------

                                         $905     946   1,083   1,859   1,288
                                         ====================================
Fixed Charges:
    Interest and expense on
      indebtedness, excluding
      capitalized interest               $289     392     460     622     647

    Capitalized interest                   10      16      37      17       4

    Preferred dividend requirements
      of a subsidiary                      71       3       -       -       -

    One-third of rental expense,
      net of subleasing income,
      for operating leases                 26      34      34      29      25
                                         ------------------------------------

                                         $396     445     531     668     676
                                         ====================================

Ratio of Earnings to Fixed Charges        2.3     2.1     2.0     2.8     1.9

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*Includes amortization of capitalized interest totaling approximately
 $11 million, $10 million, $137 million, $14 million and $86 million in 1993, 1992, 1991, 1990 and 1989, respectively. For 1991 and 1989, the amount includes approximately $120 million and $71 million, respectively, of capitalized interest associated with the writedown of offshore California investments.

Earnings available for fixed charges include, if any, the company's equity in losses of companies owned less than fifty percent and having debt for which the company is contingently liable. Fixed charges include the company's proportionate share, if any, of interest relating to the contingent debt.

In 1990 and 1988, respectively, the company guaranteed a $400 million bank loan and $250 million of notes payable for the Long-Term Stock Savings Plan (LTSSP), an employee benefit plan. Consolidated interest expense includes interest attributable to the LTSSP borrowings of $1 million, $1 million, $13 million, $10 million and $7 million in 1993, 1992, 1991, 1990 and 1989, respectively.